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                             December 14, 2023

       Gregg S. Hymowitz
       Chief Executive Officer
       EG Acquisition Corp.
       375 Park Avenue, 24th Floor
       New York, NY 10152

                                                        Re: EG Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 24,
2023
                                                            File No. 001-40444

       Dear Gregg S. Hymowitz:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note your disclosure on page 24 that your sponsor is affiliated with EnTrust Global
                                                        Partners LLC (
EnTrust Global   ) and EnTrust Global Management GP LLC, has sole
                                                        voting and dispositive
power over the Founder Shares owned by your sponsor. You
                                                        further disclose that
Gregg Hymowitz is the Chairman, Chief Executive Officer, Founder
                                                        and Managing Partner of
EnTrust Global and is a U.S. citizen. Please revise to clarify whether your sponsor or
EnTrust Global Management GP LLC, as the entity with sole
                                                        voting and dispositive
power over the sponsor's Founder Shares, is controlled by, or has substantial ties with a
non-U.S. person. Please also tell us whether anyone or any entity associated with or
otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
non-U.S. person. In this regard, we note your prior disclosure in your Definitive Proxy
Statement on Schedule 14A filed November 13, 2023 that Gary
                                                        Fegel, a non-U.S.
person indirectly owns a substantial minority position in the Sponsor.
   2. Please clarify your disclosures regarding how shareholders can redeem their shares in connection with the
extension meeting. In this regard, we note that the special meeting to
 Gregg S. Hymowitz
EG Acquisition Corp.
December 14, 2023
Page 2
         approve the proposed business combination is scheduled for December 18, 2023, and it is contemplated that this annual meeting to consider the extension proposal will take place on December 22, 2023. For example, if a shareholder submitted a written request to redeem its shares in advance of the special meeting to approve the initial business combination and delivered its shares to the transfer agent in connection with such redemption request, can such shareholder also submit a redemption request in connection with the extension proposal? If so, how would the shareholder follow the instructions in this extension proxy that require the shareholder to deliver its shares to the transfer agent?
3. Please revise to disclose that if the proposed business combination is approved and all closing conditions are satisfied before December 22, 2023 this annual meeting will be cancelled.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy Levenberg, Special Counsel, at 202-551-3707 or
Irene
Barberena-Meissner, Staff Attorney, at 202-551-6548 with any other questions.



FirstName LastNameGregg S. Hymowitz                             Sincerely,
Comapany NameEG Acquisition Corp.
                                                                Division of
Corporation Finance
December 14, 2023 Page 2                                        Office of
Energy & Transportation
FirstName LastName